

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

<u>Via E-mail</u>

Li Liu, Chief Executive Officer
Yayi International Inc.
c/o CT, a Wolters Kluwer business
111 Eighth Avenue, 13th Floor
New York, New York 10011

   Re: Yayi International Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed March 29, 2011
     File No. 333-170172

Dear Ms. Liu:

   We have reviewed your amendment, and your letter dated March 29, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements for the Nine Months Ended December 31, 2010, page F-3

Notes to Condensed Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9

Slotting fees, page F-10

1. We note your response to comment three in our letter dated March 18, 2011. With regard to "slotting fees", "store charges", and "barcode fees", it is not clear that your payments are supported by arrangements with the retailers that include specific, substantive time- or volume-based performance obligations. In this regard, your response indicates that your agreements are with your distributors, and you have not provided information regarding retailer agreements. Similarly, the agreement you have provided does not appear to impose any specific, substantive time- or volume-based performance obligations on the distributor. Absent firm, enforceable, direct or indirect arrangements with retailers that include specific, substantive time- or volume-based performance obligations, there does not appear to be a basis for capitalizing payments under these arrangements and amortizing them over time.

Exhibits

2. We note your disclosure at page 33 that as of December 31, 2010, you had signed distributor contracts valued at approximately $76.5 million (including the 17% value-added tax). Please file a form of the agreement you use as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. (If the "Slotting Fee Agreement" provided as Appendix A to your letter dated March 29, 2011 constitutes the distributor contract, then please file that.)

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief